CDI Corp.

1717 Arch St., 35th Floor

Philadelphia, PA 19103

September 18, 2012

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-3030

Re: CDI Corp.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 6, 2012

File No. 001-05519

Dear Mr. Spirgel:

We are responding to your comment letter dated September 6, 2012, to Paulett Eberhart, President and Chief Executive Officer of CDI Corp. (the "Company") relating to the above document.

For ease of reference, we have repeated the Staff's comment in bold text preceding our response.

Definitive Proxy Statement filed on April 4, 2012 and incorporated by reference into Part III of the Form 10-K

The Cash Incentive Compensation Program, page 28

The Portion of Cash Incentive Compensation Based on CDI Financial Results, page 29

  We note your use of a non-GAAP financial metric (Pre-Tax Profit) in the determination of your non-equity incentive plan compensation. In future filings, please include a reconciliation of this non-GAAP measure to the comparable GAAP financial measure.

Response:

We acknowledge the Staff's comment and confirm that in future filings in which we use a non-GAAP Pre-Tax Profit financial metric we will provide a reconciliation to the comparable GAAP financial measure.

In connection with your comment, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to contact me.

Sincerely,

CDI CORP.

/s/ Brian D. Short

Brian D. Short

Senior Vice President, Chief Administrative

Officer and General Counsel

cc: Ajay Koduri, SEC Staff Attorney

Paulett Eberhart, President and Chief Executive Officer

Robert Larney, Executive Vice President and Chief Financial Officer